

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2021

Dharmesh Pandya
Chief Executive Officer
Lytus Technologies Holdings PTV. Ltd.
601 Everest Grande, A Wing
Mahakali Caves Road
Andheri (East)
Mumbai, India 400 093

       Re: Lytus Technologies Holdings PTV. Ltd.
          Amendment No. 3 to Registration Statement on Form F-1
          Filed October 7, 2021
          File No. 333-254943

Dear Mr. Pandya:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 9, 2021 letter.

Amendment No. 3 to Registration Statement on Form F-1 Filed October 7, 2021

Capitalization, page 35

1.   We note your revised disclosures in response to prior comment 1. Please remove the proceeds from the offering from the Pro Forma column as this amount should be in the Pro Forma, As Adjusted column. Refer to Item 4 of Form F-1 and Instructions to Item 3.B of Form 20-F. In addition, provide a bulleted item to disclose the items in your Pro Forma, As Adjusted column.

Key Factors For Our Performance
Net Surplus Rate, page 39

2.   We note your expanded disclosure in response to prior comment 2. You identify Net Surplus Rate as a Key Factor for your Performance. In addition, we note your expanded disclosure that Net Surplus Rate is the amounts recorded as Other Income for the years ended March 31, 2020 and 2021. However, this disclosure appears to contradict the disclosure provided in Note 3A on page F-23 as well as the information provided in the response to prior comment 17 in the response letter dated March 31, 2021 that Other Income relates to revenue entitlement rights during the period April 1, 2019 to March 25, 2020, in that Lytus India did not have a contract with the subscribers and no performance obligations. Further, your response on page 10 states that both parties agreed on the aggregate net amount payable. Please advise or revise accordingly. Given this information, explain how you determined this is a Key Factor for your Performance.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 42

3.   We note your disclosure in Note 22 that you now have two reportable segments: Cable Business and Telemedicine Services. As such, expand your discussion of results of operations to include a discussion by segment of revenue and profitability. Refer to Financial Reporting Codification 501.06.a.

Going Concern, Liquidity and Capital Resources, page 43

4.   Provide a discussion of Cash Flows to discuss the material changes in each of the three activities. Refer to Item 303 of Regulation S-K.

5.   Please revise your disclosure to provide an update on the independent consultant's review of Reachnet's operations. Discuss when the review was started, what steps have been taken to date, the portions that have been completed and what remains to be done. Disclose when the report is expected to be completed. In addition, provide a more detailed update on the status of COVID-19 lockdowns across India. Provide specific information on each state or region where you and Reachnet have operations or subscribers. Disclose the extent to which you continue to have restricted access to banking services, the nationwide Subscriber Management System reports and service providers certifying the adequacy of the fiber held by Reachnet.

Large Payment Obligation by the Company , page 45

6.   Please update your disclosure to disclose the status of the March 31, 2021 payment.

Executive Compensation, page 72

7.   Please update the compensation disclosures for your management through the end of fiscal year 2021 pursuant to Item 6.B of Form 20-F.

Index to Consolidated Financial Statements , page F-1

8.	Please include the predecessor historical period from April 1, 2019 to March 15, 2020 in your financial statements. We note you removed this period from your prior amendment and now include it as Exhibit 99.5.

Report of Independent Registered Public Accounting Firm, page F-2

9.	We note your auditor signed their audit report from Stamford, CT, but their consent filed as exhibit 23.1 identifies the office from Santa Ana, CA. Please have your auditors revise to provide a consistent office or advise.

Consolidated Statement of Profit or Loss and Other Comprehensive Income, page F-4

10.	Explain why you do not include a line item for Cost of Revenue. We note your disclosure on page 43 that describes the costs included in Cost of Revenue. Refer to IAS 1.103.

Notes to Consolidated Financial Statements
Note 1 - Nature of Operations and Summary of Significant Accounting and Reporting Policies , page F-7

11.	Your disclosure on page 3 indicates that you do not obtain or contract for the content that you use currently, but rather the content is provided through the license agreement with DDC. Disclose this as a footnote policy. Also clarify your policy for license agreements for content for subscription revenues billed directly by the Company. In this regard, we note your Broadcaster/subscription fees on page F-25.

Revenue, page F-18

12.	Please address the following items related to your Revenue Recognition policy;
	• Expand your Subscription revenue disclosure to clarify how or when customers are billed and how often.
	• Disclose your revenue recognition policy for telemedicine services.

Note 3A - Other Income, page F-23

13.	We note your response to prior comment 8. Please address the following items related to this Other Income.

	• In your response to prior comment 34 in the response letter dated October 2, 2020, the Company responded that the US$15 million was recorded as Other Income as, "Lytus India did not control the business of Reachnet nor did it contribute to the management, finance or operations aspects of Reachnet during the period April 1, 2019 through March 31, 2020. It was only on March 26, 2020 that Lytus India had the control of subscribers and the services performed to them." Given this statement, explain why the Company continues to record this revenue as Other Income in the fiscal year ended March 31, 2021 beyond "maintaining consistency". Clarify whether the facts and circumstances have changed. Also tell us whether any similar revenue is being recorded as Other Income subsequent to March 31, 2021.

• We note your response to prior comment 6 in the response letter dated June 14, 2021 regarding the collectability of these receivables. Please provide us with further analysis that you considered initially and over time to determine the probability of collectability of these amounts. Although you have provided the reasons that you believe the collectability does not pose a significant risk, it does not appear that you have addressed the potential probability of collectability. For example, you state that to the extent you are unable to collect amounts from Reachnet, you have the ability to set those amounts off against future payments to Reachnet. Given your response to prior comment 14 in the same response letter, you state that this is a separate transaction. If your basis for concluding that collection is probable is based upon your assertion that you will offset the amounts receivable against the amounts payable to Reachnet, explain why you believe your arrangement with Reachnet has commercial substance. Please advise. Also, tell us how you considered Reachnet's ability to pay the full amount owed to the Company. Tell us if you have collected any of this receivable to date. Refer to IFRS 9.5.5.17.

Note 22 - Segment Information
B. Additional information by geographies, page F-42

14. Your disclosure on page 1 states, "We are a growing platform services company primarily providing content streaming/telecasting services with over 8 million active users located all across India." In light of this statement, please explain why you present all of your cable business revenue as Overseas.

15. Please reconcile the amount of assets presented by geographic markets in your table to your balance sheet. In your response, explain why you show negative assets as unallocated. Please note the assets to be include in IFRS 8.33(b).

You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: M. Ali Panjwani, Esq.